Exhibit 99.1

Draganfly to Present at Centurion One Los Angeles Summit 2024

CEO Cameron Chell to Highlight the Role of Drones and Draganfly in the New Global Economic and Political Reality

Los Angeles, CA, May 29, 2024 – Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A), a leader in drone technology and unmanned aerial vehicle (UAV) solutions, will be participating in the Centurion One Los Angeles Summit, held at the Beverly Hills Hotel from June 5th to June 6th, 2024, in Beverly Hills, California.

The Centurion One Los Angeles Summit is an event that brings together industry-leading companies along with thought-provoking expert panels. Following the success of the 2023 Los Angeles Summit, the 2024 event will feature both public and private companies from different industries presenting to an audience of retail, venture capital, family office, private equity firms, high-net-worth individuals, and institutional investors.

Draganfly’s CEO, Cameron Chell, will present at 1:00 PM on Wednesday, June 5th. Cameron’s presentation will focus on Draganfly’s drone solutions and technologies that serve sectors such as defence, public safety, agriculture, industrial inspections, security, mapping and surveying. In addition, Cameron Chell will participate in a panel discussion on scaling business, Thursday the 6th at 2:50pm.

“We look forward to participating in the Centurion One Los Angeles Summit in front of this prestigious audience discussing our latest UAV technology advancements and the role of Drones and Draganfly in the global economic and political reality,” said Cameron Chell, CEO of Draganfly.

For more information about Draganfly and its participation in the Centurion One Los Angeles Summit, please visit www.draganfly.com.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize how organizations do business and service their stakeholders. Recognized as being at the forefront of technology for over 24 years, Draganfly is an award-winning industry leader serving the public safety, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com. For additional investor information, visit:

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Media Contact

Erika Racicot

Email: erika@businessinstincts.com

Company Contact

Email: info@draganfly.com